EXHIBIT 99.1

                                     MIH
                                   LIMITED


News Release

Mindport IBS expands broadband capability in merger with US based Noochee Solutions

Noochee Solutions, a leading provider of e-business solutions for IP and Broadband Service Providers


Amsterdam, The Netherlands, 28 November 2000 - International media and technology group MIH Limited (NASDAQ & AEX: MIHL) announces that its subsidiary, Mindport IBS, has merged with Noochee Solutions Inc., an Internet infrastructure and application software company based in Colorado, USA. Under the terms of the agreement, Mindport owns 70% of the merged entity and the remainder is held by existing Noochee shareholders.

Combining Mindport's worldclass expertise in such areas as conditional access, event-driven real time transaction billing and provisioning interfaces and Noochee's e-business solutions for emerging IP and broadband service providers, gives Mindport a clear strategic position in the industry. It is now well placed to create a full complement of products to meet both the midscale/complexity segment, with an end to end solution, and the new large scale/high complexity segment of broadband services seeking best of breed solutions.

The merger with Noochee, with its highly skilled and respected development team, technology and patents, has greatly reduced time to market for several Mindport products, including broadband provisioning access.

Allan Rosenzweig, board director of MIHL and CEO of Mindport commented:


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                                     MIH
                                   LIMITED


"While we do not know all of the services that will be available in the broadband space, we do know that the management of those services will require some of our core technology and expertise.

"Full broadband utilization may be many months away but the infrastructure required is being installed now. This said, broadband technologies are complex and operators will find it difficult to exploit the opportunities presented without the help of new tools and systems to deliver their content and services. The combined entity of Mindport and Noochee will greatly accelerate our product development time and market penetration.

"The software needs in the broadband environment can be satisfied by an abundance of products but we will focus on the areas where we believe we can deliver best of breed solutions to broadband players. We will leverage our strengths and knowledge in Security, Conditional Access, Event Billing, Provisioning, Broadband Internet and Content Management to establish a leading position in this emerging broadband market."

"Noochee is an excellent company which has developed award winning market support solutions for e-businesses around the globe and we will benefit greatly from its skills and experience," commented Jim Diggs CEO Mindport IBS. "The strengths of the combined business affords us a respected place in the broadband arena and it is our aim to quickly build on this very solid foundation."

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Contact:

MIH Limited

Anne Marie Bell
VP Corporate Communications
Tel: +31 23 556 2864
ambell@mih.net
www.mih.com

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About MIH Limited

The company's activities are focused on three key areas:

1)   Television platforms:

The Group provides terrestrial and cable analogue, digital satellite and other pay television services to over 2 million households in Africa, the Mediterranean and Asia.

2)   Technology:

Through Mindport, its technology subsidiary, the Group provides conditional access, security, provisioning, protection/insurance, commissioning, Internet/IP technology, content management, billing and customer care and interactive television systems (via OpenTV in USA) and other related services to electronic media companies worldwide. Mindport IBS is the billing and customer care division of Mindport and its headquarters are in San Diego, California.

3)   Internet:

The Group has recently invested in leading Internet operations in Africa, Thailand and China:

A 16.8% interest in M-Web Africa. Listed on the Johannesburg Stock Exchange
(JSE), M-Web is the leading South African on-line service provider and content portal. The company recently expanded its African Internet business to include Internet service provider operations in several sub-Saharan African countries, including Namibia, Zambia and Botswana. A 95% interest in M-Web Thailand which owns Sanook!.com, Thailand's leading Thai content Internet portal. M-Web.com.cn, the company's Internet business in China, was launched earlier this year.

The Group has recently established an Internet business in Indonesia - M-Web Indonesia.

About Noochee:

Noochee Solutions has been focused on developing Internet infrastructure and application software since 1995, leveraging the company's telecommunications and software heritage to develop and market Internet software solutions. Noochee is a

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privately funded company and has more than 100 employees worldwide. The company's headquarters are in Colorado Springs, Colorado. www.noochee.com

Except for historical statements contained therein, this news release contains forward-looking statements relating to MIH Limited that involve risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by MIH Limited with the Securities and Exchange Commission, as amended. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.